Exhibit 99.1

Americas Gold and Silver Provides a Relief Canyon Construction Update and Reports Third Quarter Production Results

TORONTO--(BUSINESS WIRE)--November 1, 2019--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, provides a construction update on the Relief Canyon gold mine in Nevada. The Company also reports Q3, 2019 production and operating cost results on a consolidated and individual basis for its Cosalá Operations in Mexico and Galena Complex in Idaho. All figures are in U.S. dollars.

Third Quarter Highlights

  Consolidated silver production of approximately 1.3 million silver equivalent1 ounces and 300,000 silver ounces, representing a decrease of 7% and 5%, respectively, compared to Q3, 2018.
  Consolidated cash costs2 were approximately $12.83 per silver ounce and consolidated all-in sustaining costs (“AISC”) were approximately $23.01 per silver ounce, both representing an increase year-over-year and from the prior quarter. These increased costs were primarily the result of lower realized by-product prices and expected lower production at the Galena Complex in preparation for the re-capitalization plan.
  The Relief Canyon mine development continues on budget and on time for first gold pour before the end of the year. Construction continues at a rapid pace and the Company remains fully funded to bring the Relief Canyon Mine into commercial production by the end of Q1, 2020.
  Milled tonnage at the Cosalá Operations increased by 14% year-over-year resulting in production of approximately 1.0 million silver equivalent ounces, including approximately 129,000 silver ounces. Cash costs were approximately negative ($10.82) per silver ounce representing an increase of 41% when compared to prior quarter, and AISC were approximately negative ($1.49) per silver ounce, an 87% increase when compared to the prior quarter, largely due to lower by-product metal prices and higher treatment and refining charges.
  On September 9, 2019, Americas announced a strategic joint venture agreement (the “Agreement”) with Mr. Eric Sprott to recapitalize the mining operations at the Galena Complex, effective October 1, 2019. The goal of the Agreement is to position the Galena Complex to significantly grow reserves and resources, and increase production while reducing operating costs at the mine over the next two years.
  Gold equivalent reserves (including silver reserves) increased approximately 250% and increased by 90% on a per share basis year-over-year, including an additional 653,000 gold ounces and 11.5 million silver ounces, respectively.

“The third quarter was a busy and successful period for the Company. The Cosalá Operations continued its strong operational performance generating free cash flow, Relief Canyon construction significantly advanced toward first gold production this year and the Company increased its precious metal reserves by approximately 250% year over year,” said Americas President and CEO Darren Blasutti. “Furthermore, our creative transaction to joint venture the Galena Complex with Eric Sprott allowed us to couple Galena’s significant silver leverage with the necessary capital to grow silver reserves, increase silver production and reduce operating costs into a rising silver market over the next two years for the benefit of our shareholders.”

Relief Canyon Update

Re-development of the Relief Canyon open pit is advancing to support a smooth ramp-up in material movement. Efforts have focussed on pioneering of the ultimate high wall and initial waste movement from the pit area. Construction continues at a rapid pace as the Company prepares to pour gold before the end of the year. Leach pad construction is approximately 90% complete with approximately 3,000,000 square feet of liner now installed. Overliner crushing is complete and placement of the material is advancing with the liner deployment. The primary crusher has been set on its concrete pad and installation is progressing in parallel with that of the crushed ore reclaim tunnel and overland conveyor. All grasshopper conveyors have been delivered.

Initial ore placement is targeted for mid-November with solution application to begin shortly thereafter. The ADR plant is receiving its final upgrades including the installation of new mercury abatement equipment and a revamped electrowinning area. First gold pour is expected prior to year end with commercial production anticipated by the end of Q1, 2020.

Further information on the Relief Canyon development will be made available periodically on the Company’s website as construction progresses at www.americas-gold.com.

Strategic Joint Venture with Mr. Eric Sprott at the Galena Complex

Due to low silver prices and limited funding available from the capital markets for silver operational improvements since 2012, Americas has spent minimal funds at the Galena Complex to replace worn equipment, update aging infrastructure, complete stope development, and exploration drilling. In 2017 and 2018, the Company focused available capital on developing the San Rafael mine in Mexico which has become a significant free cash flow generating asset. Americas is currently allocating all of its available capital to re-start the Relief Canyon mine in Nevada, which is scheduled to begin producing gold in late Q4, 2019.

As a result, the Company announced a strategic joint venture agreement with Mr. Eric Sprott on September 9, 2019 to recapitalize the mining operations at the Galena Complex. The goal of the joint venture is to position the Galena Complex to significantly grow reserves and resources, increase production and reduce operating costs at the mine over the next two years. The strategic 60/40 joint venture will allow Americas to advance development, modernize infrastructure, purchase new mining equipment and target exploration potential away from current operating areas. Effective October 1, 2019, Mr. Sprott initially invested US$15 million to fund capital improvements and committed another $5M to fund operations for the first year to earn a 40% interest in the Galena Complex. Americas will invest an additional US$5 million to fund further capital improvements in late 2020. After the first year of operations under the Agreement, the parties will revert to their percentage ownership interests to fund capital projects and operations as required. Oversight of the joint venture will consist of two nominees from Americas and one nominee from Mr. Sprott. Americas will continue to manage the day-to-day operations so long as it retains an interest in the joint venture. Further guidance on the capital projects, operational funding and timing will be provided in the new year after the approval of annual budgets by the Oversight Committee. Americas intends to suspend further disclosure of certain operational metrics such as production, cash cost, and AISC for the Galena Complex until the recapitalization plan is substantially completed, estimated to be by the end of fiscal 2021.

As a result of the 40% divestment and lower silver production from the Galena Mine, the Company will be unable to make full year silver production guidance but is expected to make the lower end of silver equivalent production and cash cost ranges.

Consolidated Third Quarter Production Details

Consolidated silver production for the third quarter of 2019 was approximately 300,000 ounces and silver equivalent production was approximately 1.3 million ounces, a decrease of 13% and 20% year-over-year respectively. Consolidated cash costs increased 55% to $12.83 per silver ounce and AISC increased 42% to $23.01 per silver ounce, compared to the previous quarter. Consolidated zinc production increased by 28% year-over-year, while consolidated lead production decreased slightly by 7% compared to the previous quarter due to low throughput and grades at the Galena Complex.

Table 1 Consolidated Production Highlights
	Q3 2019	Q3 2018	Change	Q2 2019	Change
Processed Ore (tonnes milled)	180,582	170,379	6%	186,310	-3%
Silver Production (ounces)	299,421	323,497	-7%	345,695	-13%
Silver Equivalent Production (ounces) [1]	1,338,568	1,410,909	-5%	1,683,358	-20%
Silver Grade (grams per tonne)	69	77	-11%	76	-9%
Cost of Sales ($ per equiv. ounce silver)[1]	$11.06	$9.08	22%	$8.75	26%
Cash Costs ($ per ounce silver)[2]	$12.83	$4.95	159%	$8.28	55%
All-in Sustaining Costs ($ per ounce silver)[2]	$23.01	$15.94	44%	$16.15	42%
Zinc Production (pounds)	10,103,688	7,906,601	28%	11,150,174	-9%
Lead Production (pounds)	6,766,804	7,536,660	-10%	7,237,607	-7%

Cosalá Operations Production Details

The Cosalá Operations produced 128,779 ounces of silver during the third quarter of 2019 and 1.0 million ounces of silver equivalent during the same period at cash costs of negative ($10.82) per silver ounce and AISC of negative ($1.49) per silver ounce. Silver production increased by 26% while silver equivalent production increased by 13% over the prior year. Cash costs and AISC decreased by 41% and 87%, respectively, compared to Q2, 2019, due to lower base metal prices despite significant increases in zinc and lead production year-over-year.

Table 2 Cosalá Operations Highlights
	Q3 2019	Q3 2018	Change	Q2 2019	Change
Processed Ore (tonnes milled)	151,248	132,902	14%	156,998	-4%
Silver Production (ounces)	128,779	102,521	26%	145,410	-11%
Silver Equivalent Production (ounces) [1]	1,003,318	888,342	13%	1,300,009	-23%
Silver Grade (grams per tonne)	46	44	5%	49	-6%
Cost of Sales ($ per equiv. ounce silver)[1]	$8.07	$6.85	18%	$5.51	47%
Cash Costs ($ per ounce silver) [2]	-$10.82	-$22.42	-52%	-$18.27	-41%
All-in Sustaining Costs ($ per ounce silver)[2]	-$1.49	-$0.67	121%	-$11.66	-87%
Zinc Production (pounds)	10,103,688	7,906,601	28%	11,150,174	-9%
Lead Production (pounds)	3,717,980	2,815,885	32%	4,052,559	-8%

Strong results were driven at San Rafael by sustained improvements in grade, mill throughput and metal recovery as mining and milling operations generally expanded in Q3, 2019 compared to Q3, 2018. Ore production from the Main Zone benefited from additional working headings providing greater operational flexibility.

Silver and lead grades in Q3, 2019 were lower compared to Q2, 2019 with steady zinc grades. Lower tons were produced in Q3, 2019 as a result of normal weather-related power outage during the rainy season.

Development of the incline ramp toward the Upper Zone is now over 85% complete. Access to the area will occur prior to the end of the year leading to significantly increased silver grades by Q4, 2020.

Galena Complex Production Details

The Galena Complex produced 170,642 ounces of silver during Q3, 2019 and 335,250 ounces of silver equivalent at cash costs of $30.68 per silver ounce and AISC of $41.50 per silver ounce. Silver and silver equivalent production decreased by 15% and 13%, respectively, compared to the prior quarter. Cash costs represented an increase of 11% and AISC, an increase of 14% due to the noted lower production and lower lead prices during the quarter. Performance was hampered by poor mobile equipment availability and the ongoing need to advance development for future benefit.

Table 3 Galena Complex Highlights
	Q3 2019	Q3 2018	Change	Q2 2019	Change
Processed Ore (tonnes milled)	29,334	37,477	-22%	29,312	0%
Silver Production (ounces)	170,642	220,976	-23%	200,285	-15%
Silver Equivalent Production (ounces) [1]	335,250	522,567	-36%	383,349	-13%
Silver Grade (grams per tonne)	187	195	-4%	220	-15%
Cost of Sales ($ per equiv. ounce silver) [1]	$19.98	$12.87	55%	$19.75	1%
Cash Costs ($ per ounce silver) [2]	$30.68	$17.65	74%	$27.55	11%
All-in Sustaining Costs ($ per ounce silver) [2]	$41.50	$23.65	75%	$36.35	14%
Lead Production (pounds)	3,048,824	4,720,775	-35%	3,185,048	-4%

About Americas Gold and Silver Corporation

Americas Gold and Silver is a high-growth, low-cost, precious metals mining company with multiple assets in North America. The Company expects to begin producing gold in the fourth quarter of 2019 at its fully funded Relief Canyon Project in Nevada, USA, which is currently in construction. It owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also holds an option on the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas expectations, intentions, plans, assumptions and beliefs with respect to, among other things, the Company’s financing efforts and the expected results from the Agreement and the joint venture; future development plans at the Galena Complex; exploration, production and cost performance at the Cosalá Operations and the Galena Complex; construction, production, development plans and performance expectations at the Relief Canyon Mine, including the anticipated timing of production. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction and operate the Relief Canyon Mine; the ability of the joint venture to further fund, improve and operate the Galena Complex, and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

Cautionary Note to U.S. Investors:

The terms “proven and probable silver reserve”, “silver resource”, “measured silver resource”, “indicated silver resource”, and “inferred silver resource” used in the press release are mining terms used in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission (“SEC”). Moreover, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission's Industry Guide 7. As such, information contained in the Company's disclosure concerning descriptions of mineralization, reserves and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

1 Silver equivalent production throughout this press release was calculated based on silver, zinc, and lead realized prices during each respective period.

2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2018 year-end and quarterly MD&A.

Contacts

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503